Exhibit 21.1

OHA INVESTMENT CORPORATION

SUBSIDIARIES

1.	OHA Funding GP, LLC, a Texas limited liability company

2.	OHA Nevada, LLC, a Nevada limited liability company

3.	OHA Funding, LP, a Texas limited partnership

4.	OHA Asset Holdings GP, LLC, a Texas limited liability company

5.	OHA Asset Holdings II, LP, a Texas limited partnership

6.	OHA/OCI Investments, LLC, a Delaware limited liability company

7.	OHA Investment Corporation Sub, LLC, a Delaware limited liability company